

August 19, 2013

Via E-mail
Edward E. Cohen
Chief Executive Officer and President
Atlas Energy, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

> **Re:** **Atlas Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-32953**
>
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-14998**

Dear Mr. Cohen:

We have reviewed your response submitted on August 1, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Atlas Energy, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Combined Statements of Comprehensive Income (Loss), page 105

1. We note your response to comment 3 in our letter dated July 22, 2013. As discussed within the summary section of ASU 2011-05, the objective of the update was to improve

the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The FASB issued ASU 2011-05 to increase the prominence of items reported in other comprehensive income, as it believed the update would help financial statement users better understand the causes of an entity's change in financial position and results of operations.

In your response, you proposed to modify your statement of comprehensive income in future filings, but did not provide any analysis or support for not amending your current filing. One of your primary financial statements does not include the amounts required under U.S. GAAP. Please explain in detail why you believe you should not revise your financial statements for the fiscal year ended December 31, 2012. In your response, please specifically address your materiality considerations of the following:

- The consolidated combined statement of comprehensive income (loss) of Atlas Energy, L.P. and subsidiaries, a primary financial statement, does not present consolidated comprehensive income or consolidated other comprehensive income, which are required under U.S. GAAP. Additionally, the "Total other comprehensive income (loss)" line item is mislabeled, as it presents total other comprehensive income or loss attributable to common limited partners.

- The consolidated statement of comprehensive income on page 92 of the Atlas Pipeline Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012, a primary financial statement, does not present consolidated comprehensive income, which is required under U.S. GAAP. Additionally, the "Comprehensive Income" line item is mislabeled, as it presents comprehensive income attributable to common limited partners and the general partner.

- Your consideration of the FASB's objectives in issuing ASU 2011-05, which includes increasing the prominence of items reported in other comprehensive income.

2. We note total comprehensive income in your proposed response as well as the sum of the components of other comprehensive income attributable to the consolidated entity in your consolidated statements of comprehensive income of $31,448 thousand and $27,144 thousand for the fiscal years ended December 31, 2011, and 2010, respectively, do not agree to the total comprehensive income included in your consolidated statements of partners' capital on pages 106 and 107 for the same periods. Please explain.

3. Please tell us whether the components of other accumulated other comprehensive income for the periods presented relate to any of the items within ASC 220-10-45-10A other than the effective portion of gains and losses on cash flow hedges. Additionally, tell us what consideration you gave to including disclosure of changes in the balances of each

component of accumulated comprehensive income as discussed within ASC 220-10-45-14A and 220-10-55-15.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Andrew D. Mew
Accounting Branch Chief